

09057179

SEC
Mail Processing
Section

FEB 26 2009

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maymont Partners, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1801 Libbie Ave Suite 104___
(No. and Street)

___Richmond___   ___VA___   ___23226___
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Rick Rhoads___   ___804-497-3956___
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Libman & Futerman, P.C.___
(Name – if individual, state last, first, middle name)

___116 New South Road___   ___Hicksville___   ___NY___   ___11801___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Richard Rhoads_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Maymont Partners, Inc._ , as of _December_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

exp. March 10/31/2011
#UA 7081382
2-20-2009

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LIBMAN & FUTERMAN, P.C.   Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA



The Board of Directors
Maymont Partners, Inc.
1801 Libbie Avenue
Suite 204
Richmond, VA. 23226

In planning and performing our audit of the financial statements of Maymont Partners, Inc. for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the CFTC, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures, followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Maymont Partners, Inc.
page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.

Hicksville, New York
February 24, 2009


The Board of Directors
Maymont Partners, Inc.
1801 Libbie Avenue
Suite 204
Richmond, VA. 23226

In planning and performing our audit of the financial statements of Maymont Partners, Inc., (the "Company") for the year ended December 31, 2008, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts. The basis for such exemption is Paragraph K-2(i).

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Libman & Futerman PC

Hicksville, New York
February 24, 2009

SEC
Mail Processing
Section

FEB 25 2009

Washington, DC
105

MAYMONT PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

MAYMONT PARTNERS, INC.

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2008

To the best of my knowledge and belief, the information contained in these financial statements are accurate and complete.

Richard A. Rhoads, CEO
Maymont Partners, Inc.

TABLE OF CONTENTS



LIBMAN & FUTERMAN, P.C.

Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors and Stockholders
Maymont Partners, Inc.
1801 Libbie Avenue
Suite 204
Richmond, VA. 23226

We have audited the accompanying statements of financial condition of Maymont Partners, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opnion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for opnion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maymont Partners, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Statement of the Computation of the Minimum Net Capital Requirements, as of December 31, 2008 pursuant to section 1.17 of the Commodity Exchange Act, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Libman & Futerman, P.C.

Hicksville, NY
February 24, 2009

MAYMONT PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Cash	$ 769,885	$ 263,633
Commissions Receivable	170,119	372,460
Advisory Fees Receivable	20,000	12,500
Accounts Receivable	375	0
Total Current Assets	960,379	648,593
Fixed Assets - (Net of Accumulated		
Depreciation of $8,347 and $10,832)	3,973	5,631
Prepaid Expenses	4,076	2,395
Security Deposits	2,000	2,000
Total Assets	$ 970,428	$ 658,619
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Commissions Payable	$ 215,831	$ 224,612
Operating Expenses Payable	10,811	25,072
Total Liabilities	226,642	249,684
STOCKHOLDERS' EQUITY:		
Common Stock ($1 par value,		
100 shares authorized and outstanding)	100	100
Retained Earnings	743,686	408,835
Total Stockholders' Equity	743,786	408,935
Total Liabilities and Stockholders' Equity	$ 970,428	$ 658,619

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Commissions	$4,983,230	$ 3,863,720
Other	2,400	35,000
Total Revenues	4,985,630	3,898,720
EXPENSES:		
Commissions	1,086,166	909,047
Compensation	331,838	193,448
Occupancy	23,678	24,660
MIS & Telecommunications	27,365	26,795
Travel & Entertainment	112,914	124,974
Professional Fees	25,007	21,610
Regulatory Fees	7,120	20,947
Organization Costs	0	4,735
Other Expenses	56,691	31,444
Total Expenses	1,670,779	1,357,660
NET INCOME	$3,314,851	$ 2,541,060

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Retained Earnings	Total Equity
Beginning Balance at January 1, 2007	$ 100	$ 567,775	$ 567,875
Net Income	0	2,541,060	2,541,060
Dividends	0	(2,700,000)	(2,700,000)
Ending Balance at December 31, 2007	100	408,835	408,935
Net Income	0	3,314,851	3,314,851
Dividends	0	(2,980,000)	(2,980,000)
Ending Balance at December 31, 2008	$ 100	$ 743,686	$ 743,786

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 3,314,851	$ 2,541,060
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation & Amortization	3,327	8,367
(Increase)/Decrease in Operating Assets:		
Commissions Receivable	202,341	70,882
Accounts Receivable	(375)	2,532
Advisory Fees Receivable	(7,500)	0
Prepaid Expenses	(1,681)	3,852
Increase/(Decrease) in Operating Liabilities:		
Commissions Payable	(8,781)	7,209
Operating Expenses Payable	(14,261)	13,130
Total Adjustments to Net Income	173,070	105,972
Net Cash Provided by Operating Activities	3,487,921	2,647,032
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	(1,669)	(1,670)
Net Cash (Used) by Investing Activities	(1,669)	(1,670)

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder Loan Repayment	0	0
Shareholder Distributions	(2,980,000)	(2,700,000)
Net Cash (Used) by Financing Activities	(2,980,000)	(2,700,000)
Net Change in Cash	506,252	(54,638)
Cash at Beginning of Year	263,633	318,271
Cash at End of Year	$ 769,885	$ 263,633

See accompanying notes to financial statements.

NOTES TO THE FINANCIAL STATEMENTS

MAYMONT PARTNERS, INC.
AS OF DECEMBER 31, 2008

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Maymont Partners, Inc. (the "Company") was incorporated in the State of Virginia in December 2001. The Company was granted registration by the National Association of Securities Dealers (the "NASD") as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the "SEC") in October 2002. The broker/dealer registration with NASD is limited in that the Company is only permitted to introduce clients to other broker/dealers, private partnerships and other select securities issuers and conduct business in the sale of variable annuity contracts and privately placed variable life insurance. The Company does not hold customer funds or safe-keep customer securities. Maymont Partners, Inc. employs brokers for the purpose of marketing securities. Each broker is compensated based on a percentage of the revenue they generated for Maymont Partners. Their out of pocket business expenses are reimbursed by the Company.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

The Company maintains a non-interest bearing demand deposit account at a U.S. banking institution for all cash transactions. The cash balance is insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000.

9

MAYMONT PARTNERS, INC.
AS OF DECEMBER 31, 2008

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3. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness under SEC Rule 15c3-1. At December 31, 2008 the Company has net capital, as defined, of $599,750 and a net capital surplus of $584,565.

4. PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a partnership, under Subchapter "S" of the Internal Revenue Code and under relevant state statutes. Accordingly, each shareholder will report his proportionate share of the income of the Company on his individual return.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this Statement requires disclosures of descriptive information pertinent to estimating the value of a financial instrument. At December 31, 2008 and 2007, all of the Company's financial instruments, as defined, were carried at amount which approximated fair value.

MAYMONT PARTNERS, INC.

**STATEMENT OF THE COMPUTATION OF THE
MINIMUM NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2008**

	2008
CURRENT ASSETS:	
Cash	$ 769,885
ADJUSTED LIABILITIES	226,642
NET CAPITAL	543,243
ALLOWABLE RECEIVABLES	56,507
TOTAL CHARGES	0
ADJUSTED NET CAPITAL	599,750
NET CAPITAL REQUIRED	15,185
NET CAPITAL SURPLUS	$ 584,565

See accompanying notes to financial statements.

11

MAYMONT PARTNERS, INC.

**COMPUTATION OF NET CAPITAL AND
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

**RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO
UNAUDITED FOCUS REPORT FILED JANUARY 23, 2009**

The preparation of the audited financial statements did not disclose any material differences as compared to the unaudited focus report previously filed.

MAYMONT PARTNERS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO THE CLAIMS OF GENERAL CREDITORS

AS OF DECEMBER 31, 2008

The preparation of audited financial statements did not disclose any material changes in liabilities subordinated to the claims of general creditors.